Exhibit 99.1

Regulatory release

Three and nine month periods ended September 30, 2018

Unaudited Condensed Interim Financial Report

On November 1, 2018, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month periods ended September 30, 2018, of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

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Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4